For the fiscal year ended (a) 10/31/96
File number (c) 811-4930

                         SUB-ITEM 77 D

                            EXHIBITS

          Policies with respect to security investment

     On August 28, 1996 the Board of Directors approved an investment policy change for the Fund to clarify the ability of each Series to invest up to 25% of its total assets in municipal water and sewer utilities systems obligations and municipal electric and gas utilities systems obligations, resp  ectively.